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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48194

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/02__ AND ENDING __12/31/02__
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dempsey Financial Network, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__2951 Piedmont Road, Suite 200__
                      (No. and Street)

__Atlanta__   __GA__   __30305__
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Janet Prescher__   __404-266-8761__
                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Rubio CPA, PC__
        (Name – if individual, state last, first, middle name)

__2120 Powers Ferry Road, Suite 350 Atlanta, GA   30339__
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Janet L. Prescher_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Dempsey Financial Network, Inc._____ , as of ___December 31_____ , 20_02___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEMPSEY FINANCIAL NETWORK, INC.
AND SUBSIDIARIES
Financial Statements
For the Year Ended
December 31, 2002
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Dempsey Financial Network, Inc.

We have audited the accompanying consolidated statement of financial condition of Dempsey Financial Network, Inc. and subsidiaries, as of December 31, 2002 and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dempsey Financial Network, Inc. and subsidiaries, as of December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubio CPA, PC

RUBIO CPA, PC

February 7, 2003
Atlanta, Georgia

DEMPSEY FINANCIAL NETWORK, INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

	2002
Cash and cash equivalents	$ 178,882
Commissions receivable	37,615
Furniture and office equipment, at cost, less accumulated depreciation of $18,371	1,651
Deposit with clearing broker	25,000
Prepaid expenses	84,331
Other	9,669
Total Assets	$ 337,148

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Note payable	$ 54,064
Accounts payable	2,798
Accrued commission	26,760
Unearned revenue	14,025
Total Liabilities	97,647

STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 100,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	432,487
Accumulated deficit	(193,986)
Total Stockholder's Equity	239,501
Total Liabilities and Stockholder's Equity	$ 337,148

The accompanying notes are an integral part of these financial statements.

DEMPSEY FINANCIAL NETWORK, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2002

	2002
REVENUES	
Commissions and fees	$ 1,269,030
GENERAL AND ADMINISTRATIVE EXPENSES	
Compensation and benefits	1,031,285
Clearing costs	14,889
Communications	4,886
Other operating expenses	155,462
	1,206,522
NET INCOME	$ 62,508

The accompanying notes are an integral part of these financial statements.

DEMPSEY FINANCIAL NETWORK, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

	2002
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 62,508
Noncash items included in net income:	
Depreciation	4,305
Decrease in accounts receivable	18,351
Decrease in payables and accrued expenses	(12,998)
Increase in prepaid expenses	(40,263)
Increase in unearned revenue	14,025
NET CASH PROVIDED FROM OPERATING ACTIVITIES	45,928
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from note payable	74,338
Repayment of note payable	(46,338)
NET CASH PROVIDED BY FINANCING ACTIVITIES	28,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	73,928
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	104,954
End of year	$ 178,882
SUPPLEMENTAL CASH FOLLOW INFORMATION	
Interest paid during the year	$ 1,024

The accompanying notes are an integral part of these financial statements.

DEMPSEY FINANCIAL NETWORK, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2001	$ 1,000	$ 432,487	$ (256,494)	$ 176,993
Net income			62,508	62,508
Balance, December 31, 2002	$ 1,000	$ 432,487	$ (193,986)	$ 239,501

The accompanying notes are an integral part of these financial statements.

DEMPSEY FINANCIAL NETWORK, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of Georgia that began business in March 1995. The Company is registered with the Securities and Exchange Commission, the National Association of Securities Dealers and the securities commissions of appropriate states. The Company serves offsite registered representatives, such as financial planners, with clearing and compliance services for transactions in stocks, bonds and variable life and annuity products.

Basis of Presentation: The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company is engaged in a single line of business as a securities broker-dealer. All material intercompany balances and transaction are eliminated in consolidation.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company has elected to be taxed as an S corporation. Therefore the income or losses of the Company flow through to its stockholders and no income taxes are recorded in the accompanying financial statements.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customer's securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

DEMPSEY FINANCIAL NETWORK, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $140,228, which was $90,228 in excess of its required net capital of $50,000.

NOTE C — OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D — RELATED PARTIES

The Company has a management agreement with a related company. The related company provides the Company with administrative staff, office space and related operating expenses in exchange for management fees. Management fees are payable so long as payment does not cause the Company to be out of compliance with net capital requirements under Securities and Exchange Commission rules or the net capital rules of any states where the Company operates. Management fees for 2002, which were solely to reimburse the management company for payroll costs were approximately $118,000.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE E — COMMISSIONS RECEIVABLE AND PAYABLE

Commissions receivable from clearing organizations, mutual fund companies, and insurance companies and commissions receivable from and payable to sales representatives at December 31, 2002, consist of the following:

	Receivable	Payable
Receivable from clearing organizations	$ 3,772	$ -
Receivable from mutual fund companies	16,055	-
Receivable from insurance companies	17,788	-
Commissions payable to sales representatives	-	26,760
Totals	$ 37,615	$ 26,760

DEMPSEY FINANCIAL NETWORK, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002

NOTE F — NOTE PAYABLE

The Company has a note payable for insurance premium financing with an interest rate of 5.85%. The note is due in monthly installments of $6,758 including interest. The final monthly payment is due August 2003.

NOTE G — CONCENTRATION

Most of the Company's revenues were earned from brokers who were introduced to the Company by the management company (See Note D) which is an insurance agency.

SUPPLEMENTAL INFORMATION

SCHEDULE I
DEMPSEY FINANCIAL NETWORK, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2002

NET CAPITAL:

Total stockholder's equity	$ 239,501
Less non-allowable assets:	
Commissions receivable	(3,622)
Furniture and office equipment	(1,651)
Prepaid expenses	(84,331)
Other	(9,669)
Total non-allowable assets	(99,273)
Net capital before haircut	140,228
Less haircuts	-
Net capital	140,228
Less net capital required	50,000
Excess net capital	$ 90,228
Aggregate indebtedness	$ 97,647
Required net capital based on aggregate indebtedness	$ 6,510
Percentage of aggregate indebtedness to net capital	70%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2002

Net capital as reported in Part IIA of Form X-17A-5	$ 136,951
Reduction in non-allowable assets from consolidated presentation	11,944
To eliminate stockholder equity of subsidiaries	(2,000)
Audit adjustments:	
To record additional commissions receivable	7,358
To reclassify earned income to unearned income	(14,025)
Net capital as reported in accompany financial statements	$ 140,228

DEMPSEY FINANCIAL NETWORK, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

SCHEDULE IV
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS AND GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002

The broker dealer had no liabilities subordinated to claims of creditors during the year.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY RULE 17a-5

To the Board of Directors
Dempsey Financial Network, Inc.

In planning and performing our audit of the financial statements of Dempsey Financial Network, Inc. and subsidiaries, for the year ended December 31, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Dempsey Financial Network, Inc., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and, (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used for any other purpose.

February 7, 2003
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC